FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Set forth below is the text of a press release issued on March 14, 2006.

Luxottica Group announces improved terms for the €1.0 billion credit facility originally provided in 2004

Milan, Italy, March 14, 2006 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that it has changed duration, margins and amount of the approximately €1.0 billion credit facility originally provided in 2004.

Enrico Cavatorta, chief financial officer of Luxottica Group, commented: “We are particularly pleased with the improvement in the terms and the increase in the amount of the credit facility. We believe it reflects a strong show of confidence in our Group from a pool of leading national and international banks.”

“We were able to secure more advantageous terms, with a spread of between 20 and 40 basis points over LIBOR (depending on the debt to EBITDA ratio), compared with between 40 and 60 basis points of the original terms, as well as the extension of two tranches of the credit facility. In addition, we increased  the amount of the revolving tranche from €335 million to €725 million, still below what the banks would have been able to provide, reflecting the ability of our Group to secure best market conditions for its financing needs.”

The Bookrunners are Bank of America, Citigroup, The Royal Bank of Scotland and UniCredit Banca Mobiliare. The Mandated Lead Arrangers are ABN AMRO, Banca Intesa, Calyon, Capitalia and Mediobanca.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores mainly in North America, Asia-Pacific and China and a well-balanced portfolio that comprises leading premium house and licensed brands, including Ray-Ban, the best selling sun and prescription eyewear brand in the world. Among others, the Group’s brand portfolio includes house brands Vogue, Persol, Arnette and REVO and license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, from January 2007. Luxottica Group’s global wholesale network touches 120 countries, with a direct presence in the key 28 eyewear markets worldwide. The Group’s products are designed and manufactured at its six Italy-based high-quality manufacturing plants and at the only China-based plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group posted consolidated net sales and net income of €4.3 billion and €342.3 million, respectively. Additional information on the Group is available at www.luxottica.com.

Contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations

Email : AlessandraSenici@Luxottica.com

Tel.: +39 (02) 8633-4062

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
DATE: March 22, 2006		ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER